EX-3.2
          CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

                          CERTIFICATE OF AMENDMENT TO
                          ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATION


1.  Name of corporation:  eCom.com, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Change the name of the corporation to: E.T.Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 62%.

4.  Officer Signature (Required):

/s/  Sidney Fowlds
Sidney Fowlds, President
April 11, 2002